

March 21, 2011

Sean T. Smith
Senior Vice President and Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield, Connecticut 06804

Re: Photronics, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed January 14, 2011
File No. 000-15451

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Financial Statements

Note 1. Summary of Significant Accounting Policy, Revenue Recognition, page 42

1.   Please tell us when you recognize revenue (e.g., upon delivery because terms are customarily FOB shipping point, upon satisfaction of a significant condition of sale, after customer acceptance, etc.). Discuss your consideration of providing similar disclosure in the notes to your financial statement.

Note 10. Share-Based Compensation, page 49

2. Please tell us why you *generally* base the grant date fair value of options on the closing price of your common stock on the date of grant. Explain other methods of valuation you used and the circumstances in which you used them.

Note 14. Income Taxes, page 55

3. Please provide us with a rollforward of your undistributed earnings of foreign subsidiaries that are and are not permanently reinvested for fiscal 2008, 2009 and 2010.

4. We note that in fiscal 2008, $12 million of earnings that were previously considered to be permanently reinvested in foreign operations were determined to no longer be indefinitely reinvested. We also note your disclosure regarding your possible election in the future to repatriate foreign earnings. Please tell us how you considered ASC 740-30-25-17 in determining the amount of earnings that are permanently reinvested and explain why your conclusions changed with respect to $12 million of those earnings in 2008.

Note 21. Fair Value Measurements, page 62

5. Please tell us why you consider your valuation of common stock warrants using the Black-Scholes option pricing model to be a level 2 valuation. Please explain how this is consistent with ASC 820-10-35.

Item 9A. Controls and Procedures, page 67

6. We note your disclosure regarding your officers' conclusions about the functioning of your disclosure controls and procedures. In future filings please provide, as required by Item 307 of Regulation S-K, the conclusions of the company's principal executive and principal financial officers regarding *the effectiveness* of the company's disclosure controls and procedures as of the end of the period covered by the report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant